Exhibit 99.5

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2 Date of Material Change

August 8, 2024

Item 3 News Release

The press release attached as Schedule “A” was released on August 8, 2024 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9 Date of Report

August 8, 2024

Schedule "A"

Bitfarms Reports Second Quarter 2024 Results

- Revenue of $42 million, down 16% Q/Q and up 17% Y/Y -

- Gross mining margin of 51%, compared to 64% in Q1 2024 and 48% in Q2 2023 -

- Current hashrate of 11.1 EH/s, up from 6.5 EH/s in Q1 2024 -

- Current efficiency of 25 w/TH, a 26% improvement from Q1 2024 -

- On track to achieve guidance of 21 EH/s and 21 w/TH in 2024 -

- Increased MW capacity by 220 MW, bringing total to 648 and supporting over 35 EH/s in 2025 -

- Special Committee concludes strategic alternatives review process -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (August 8, 2024) - Bitfarms Ltd. (Nasdaq/TSX: BITF), a global vertically integrated Bitcoin data center company, reported its financial results for the second quarter ended June 30, 2024. All financial references are in U.S. dollars.

During the quarter, Bitfarms made significant progress expanding its geographically diversified portfolio, adding 220 MW of capacity in Paraguay and Pennsylvania and energizing the Company’s largest site to-date in Paso Pe, Paraguay.

The Company’s new 120 MW site in Sharon, PA, which is on the PJM Interconnection, once the agreement is finalized, provides long-term access to low-cost U.S. energy and flexible power trading options. The PJM grid enjoys an abundant energy supply that is rapidly adding renewable capacity and contributing to the reduction of greenhouse gas emissions in the U.S. Importantly, the site is well-suited for a wide range of opportunities beyond Bitcoin mining, including HPC/AI.

In South America, Bitfarms energized its 70 MW site in Paso Pe, making it the Company’s largest site by both EH and MW. The Company also signed an agreement for an additional 100 MW in Yguazu, bringing its total contracted power in Paraguay to 280 MW in the first half of 2025 and making Bitfarms the largest miner in the region. South America remains a highly strategic geography for Bitfarms, with favorable power contracts and access to reliable, sustainable energy.

Bitfarms recently appointed Ben Gagnon, a seasoned leader with significant experience in Bitcoin mining, as Chief Executive Officer. Mr. Gagnon has been with the Company for five years and previously served as Chief Mining Officer, where he was integral in establishing the Company’s fleet upgrade and transformative 2024 growth plan.

“I am honored to step into the CEO role at such a pivotal time for the Company,” stated Mr. Gagnon. “During the quarter, we made significant strides to position Bitfarms for accelerated growth and efficiency gains in the second half of the year and into 2025. We also continued to expand and diversify the business through new site agreements. Our new site in Sharon, PA represents Bitfarms' first foray into the PJM region, which we believe is the most attractive energy market in the U.S, and one in which we hope to further grow our footprint. This site, in combination with our new megawatts in South America, positions Bitfarms to reach over 35 EH/s in 2025, representing 67% growth from our year-end target of 21 EH/s. Over the next few years, we will continue executing our growth strategy with a sharp focus on U.S. expansion and diversification beyond Bitcoin mining.”

Jeff Lucas, Bitfarms Chief Financial Officer, stated “Our robust balance sheet and capital efficient growth strategy provides us with exceptional financial flexibility. Our 2024 growth and efficiency improvement plans are fully funded with sufficient liquidity for the infrastructure buildout and miner procurements needed to enable us to achieve 21 EH/s and 21w/TH by year-end.”

Strategic Alternatives Review Process

The Company also announced that the Special Committee of the Bitfarms Board of Directors, comprised of solely independent directors, has concluded the strategic alternatives review process announced on May 29th, 2024. Following the completion of that process, the Special Committee unanimously determined that continuing to execute Bitfarms’ strategic plan as an independent public company is in the best interest of the Company and its shareholders at this time. The Board and management team remain open to reviewing any and all opportunities that may deliver value to shareholders.

Q2 2024 & Recent Operating Highlights

●	Operations
●	Current hashrate of 11.1 EH/s, up from 6.5 EH/s in Q1 2024.
●	Averaged 6.7 BTC per day in daily production for Q2 2024.

●	Data Center Portfolio Expansion & Fleet Upgrade
●	Entered into an agreement to lease a site in Sharon, Pennsylvania, providing, once finalized, immediate capacity of 12 MW with further development capacity up to 108 MW.
●	Finalized an amendment to the existing energy contract at Yguazu facility for an additional 100 MW of energy capacity for a total capacity of 200 MW.
●	Deployed 39,400 miners across 9 facilities located in Canada, the US, and Paraguay.

Q2 2024 Financial Highlights

●	Total revenue of $42 million, down 16% Q/Q due to the decrease in block rewards following the BTC halving event that occurred on April 19, 2024.
●	Gross mining profit* and gross mining margin* of $21 million and 51%, respectively, down from $31 million and 64% in Q1 2024, respectively.
●	General and administrative expenses of $12 million, down 6% Q/Q.
●	Operating loss of $24 million, which included $46 million accelerated depreciation on older miners, compared to an operating loss of $24 million in Q1 2024, which included $19 million accelerated depreciation on older miners in connection with the transformative fleet upgrade.
●	Net loss of $27 million, or $(0.07) per basic and diluted share which included a $1 million non-cash expense for revaluation of warrant liabilities in connection with 2021 and 2023 financing activities. This compares to a net loss of $6 million, or $(0.02) per basic and diluted share in Q1 2024, which included a $9 million non-cash gain for revaluation of warrant liabilities.
●	Adjusted EBITDA* of $12 million, or 28% of revenue, down from $23 million, or 46% of revenue, in Q1 2024.
●	The Company earned 614 BTC at an average direct cost of production per BTC* of $30,600, compared to $18,400 in Q1 2024.
●	Total cash cost of production per BTC* was $47,300 in Q2 2024, up from $27,900 in Q1 2024 due to less quantity of BTC earned.

Liquidity**

As of June 30, 2024, the Company had total liquidity** of $195 million, comprised of $139 million in cash and 905 BTC valued at $57 million based on a BTC price of $62,700 at June 30, 2024. As of July 31, 2024, the Company held 1,016 BTC.

Q2 2024 and Recent Financing Activities

●	Sold 515 BTC at an average price of $65,500 for total proceeds of $34 million in Q2 2024 and sold 142 of the 253 BTC earned during July 2024, generating total proceeds of $9 million. A portion of the funds was used to pay capital expenditures.
●	Added 111 BTC to treasury in July 2024 for a total of 1,016 BTC held in treasury, representing a total value of $67 million based on a $66,100 BTC price on July 31, 2024.
●	Synthetic HODLTM of 233 long-dated BTC call options at July 31, 2024.
●	Raised $136 million in net proceeds during Q2 2024 and $240 million through August 7, 2024 through the Company’s 2024 at-the-market equity offering program (“2024 ATM Program”).
●	Received confirmation from the Provincial tax authorities, in April 2024, that $24 million in previously paid Canadian sales taxes would be refunded. During Q2 2024, $19 million of the sales tax claims were refunded and the remaining $5 million was received in July 2024.

Quarterly Operating Performance

	Q2 2024	Q1 2024	Q2 2023
Total BTC earned	614	943	1,223
Average Watts/Average TH efficiency***	28	35	37
BTC sold	515	941	1,109

	As of June 30,	As of March 31,	As of June 30,
	2024	2024	2023
Operating EH/s	10.4	6.5	5.3
Operating capacity (MW)	310	240	207
Hydropower (MW)	256	186	178

Quarterly Average Revenue**** and Cost of Production per BTC*

	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Avg. Rev****/BTC	$65,800	$52,400	$36,400	$28,100	$28,000
Direct Cost*/BTC	$30,600	$18,400	$14,400	$15,100	$14,000
Total Cash Cost*/BTC	$47,300	$27,900	$23,200	$20,700	$19,900

*	Gross mining profit, gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Direct Cost per BTC and Total Cash Cost per BTC are non-IFRS financial measures or ratios and should be read in conjunction with, and should not be viewed as alternatives to or replacements of measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and at the end of this press release.

**	Liquidity represents cash and balance of digital assets.
***	Average watts represent the energy consumption of miners.
****	Average revenue per BTC is for mining operations only and excludes Volta revenue.

Conference Call

Management will host a conference call today at 8:00 am EST. A presentation of the Q2 2024 results will be accessible before the call on the Investor website and can be accessed here.

Participants may join by calling: 1-888-506-0062 (domestic), or 1-973-528-0011 (international), and should do so 10 minutes prior to the start time. Participants will be greeted by an operator and asked for the access code, which is 968924. If you do not have the code, then you may reference the Bitfarms’ Q2 2024 results conference call.

The conference call will also be available through a live webcast found here.

A webcast replay will be available and can be accessed in the Events section of our Investor website. An audio replay will be available through August 20, 2024 and can be accessed at 1-877-481-4010 (domestic), or 1-919-882-2331 (international), using access code 50787.

Upcoming Conferences & Events

●	September 9-11, 2024: H.C. Wainwright 26th Annual Global Investment Conference, New York City
●	October 21-22, 2024: AIM Dubai Summit 2024

Non-IFRS Measures*

As a Canadian company, Bitfarms follows International Financial Reporting Standards (IFRS) which are issued by the International Accounting Standard Board (IASB). Under IFRS rules, the Company does not reflect the revaluation gains on the mark-to-market of its Bitcoin holdings in its income statement. It also does not include the revaluation losses on the mark-to-market of its Bitcoin holdings in Adjusted EBITDA, which is a measure of the cash profitability of its operations and does not reflect the change in value of its assets and liabilities.

The Company uses Adjusted EBITDA to measure its operating activities’ financial performance and cash generating capability.

2023 Restatement

During the preparation of the Company’s financial statements for the year ended December 31, 2023, the Company reassessed the application of IFRS Accounting Standards on the accounting for warrants issued in connection with private placement financings conducted in 2021 and, as such, restated (the “Restatement”) its consolidated statements of financial position as of December 31, 2022 and January 1, 2022, its consolidated statements of profit or loss and comprehensive profit or loss for the year ended December 31, 2022 and the three months ended March 31, 2023 and its consolidated statements of cash flows for the year ended December 31, 2022 and the six months ended June 30, 2023, which were previously filed on SEDAR+ and EDGAR. For further details, consult Note 3e of the audited consolidated financial statements for the year ended December 31, 2023, and Note 3d of the interim condensed consolidated financial statements for the three and six months ended June 30, 2024, available on SEDAR+ and EDGAR. As described in the interim MD&A for three and six months ended June 30, 2024, available on SEDAR+ and EDGAR, the Company is undertaking remediation efforts in light of the Restatement and in order to improve the overall effectiveness of its internal control over financial reporting for the accounting of complex financial instruments.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day
●	EH or EH/s = Exahash or exahash per second
●	MW or MWh = Megawatts or megawatt hour
●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment)
●	Q/Q = Quarter over Quarter
●	Synthetic HODL™ = the use of instruments that create Bitcoin equivalent exposure

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, upgrading and deployment of miners as well as the timing therefor, improved financial performance and balance sheet liquidity, other growth opportunities and prospects, and other statements regarding future growth, plans and objectives of the Company and the outcome of the strategic alternatives recommendations of the Special Committee of the independent directors of the Company, are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of the Company’s facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the potential adverse impact on the Company’s profitability; the ability to complete current and future financings; the impact of the Restatement on the price of the Company’s common shares, financial condition and results of operations; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for the three and six months ended June 30, 2024 filed on August 8, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contacts:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Innisfree M&A Incorporated

Gabrielle Wolf / Scott Winter

+1 212-750-5833

Laurel Hill Advisory Group

1-877-452-7184

416-304-0211

assistance@laurelhill.com

Media Contacts:

U.S.: Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher or Joseph Sala

+1 212-355-4449

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

Bitfarms Ltd. Consolidated Financial & Operational Results

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2024	2023 (3)	$ Change	% Change	2024	2023 (3)	$ Change	% Change
Revenues	41,548	35,479	6,069	17%	91,865	65,529	26,336	40%
Cost of revenues	(52,823)	(41,519)	(11,304)	27%	(113,822)	(79,922)	(33,900)	42%
Gross loss	(11,275)	(6,040)	(5,235)	87%	(21,957)	(14,393)	(7,564)	53%
Gross margin (1)	(27)%	(17)%	—	—	(24)%	(22)%	—	—

Operating expenses
General and administrative expenses	(12,402)	(9,155)	(3,247)	35%	(25,598)	(17,515)	(8,083)	46%
Reversal of revaluation loss on digital assets	—	—	—	—%	—	2,695	(2,695)	(100)%
Gain (loss) on disposition of property, plant and equipment	99	7	92	nm	269	(1,559)	1,828	117%
Impairment on short-term prepaid deposits and property, plant and equipment	—	(9,982)	9,982	100%	—	(9,982)	9,982	100%
Operating loss	(23,578)	(25,170)	1,592	(6)%	(47,286)	(40,754)	(6,532)	16%
Operating margin (1)	(57)%	(71)%	—	—	(51)%	(62)%	—	—
Net financial (income) expenses	(1,317)	(1,007)	(310)	31%	10,126	9,960	166	2%
Net loss before income taxes	(24,895)	(26,177)	1,282	(5)%	(37,160)	(30,794)	(6,366)	21%
Income tax (expense) recovery	(1,704)	94	(1,798)	nm	4,581	424	4,157	980%
Net loss	(26,599)	(26,083)	(516)	2%	(32,579)	(30,370)	(2,209)	7%

Basic and diluted loss per share (in U.S. dollars)	(0.07)	(0.11)	—	—	(0.09)	(0.13)	—	—
Change in revaluation surplus - digital assets, net of tax	(5,455)	579	(6,034)	nm	11,978	2,391	9,587	401%
Total comprehensive loss, net of tax	(32,054)	(25,504)	(6,550)	26%	(20,601)	(27,979)	7,378	(26%)

Gross Mining profit (2)	20,650	16,355	4,295	26%	51,990	30,298	21,692	72%
Gross Mining margin (2)	51%	48%	—	—	58%	48%	—	—
EBITDA (2)	21,989	(4,803)	26,792	558%	48,399	12,634	35,765	283%
EBITDA margin (2)	53%	(14)%	—	—	53%	19%	—	—
Adjusted EBITDA (2)	11,618	9,968	1,650	17%	34,942	18,343	16,599	90%
Adjusted EBITDA margin (2)	28%	28%	—	—	38%	28%	—	—

nm: not meaningful

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios of the Company’s MD&A.

[2]	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios of the Company’s MD&A.

[3]	Prior year figures are derived from restated financial statements. Refer to the Q2 2024 interim financial statements Note 3d - Basis of Presentation and Material Accounting Policy Information - Restatement.

Bitfarms Ltd. Reconciliation of Consolidated Net Income (loss) to EBITDA and
Adjusted EBITDA

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2024	2023 (1)	$ Change	% Change	2024	2023 (1)	$ Change	% Change
Revenues	41,548	35,479	6,069	17%	91,865	65,529	26,336	40%
Net loss before income taxes	(24,895)	(26,177)	1,282	(5)%	(37,160)	(30,794)	(6,366)	21%
Interest (income) and expense	(1,693)	846	(2,539)	(300)%	(1,995)	2,200	(4,195)	(191)%
Depreciation and amortization	57,337	20,528	36,809	179%	96,314	41,228	55,086	134%
Sales tax recovery - depreciation and amortization	(8,760)	—	(8,760)	100%	(8,760)	—	(8,760)	100%
EBITDA	21,989	(4,803)	26,792	nm	48,399	12,634	35,765	283%
EBITDA margin	53%	(14)%	—	—	53%	19%	—	—
Share-based payment	1,675	2,462	(787)	(32)%	4,769	4,998	(229)	(5)%
Impairment on short-term prepaid deposits and property, plant and equipment	—	9,982	(9,982)	100%	—	9,982	(9,982)	100%
Reversal of revaluation loss on digital assets	—	—	—	—%	—	(2,695)	2,695	100%
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—%	—	(12,835)	12,835	100%
Loss (gain) revaluation of warrants	1,455	1,189	266	22%	(7,585)	2,410	(9,995)	(415)%
Gain on disposition of marketable securities	(413)	(4,955)	4,542	(92)%	(751)	(7,126)	6,375	(89)%
Service fees not associated with ongoing operations	3,096	—	3,096	100%	3,096	—	3,096	100%
Sales tax recovery - prior years - energy and infrastructure and general and administrative expenses (2)	(18,468)	2,333	(20,801)	(892)%	(16,081)	4,430	(20,511)	(463)%
Net financial expense and other	2,284	3,760	(1,476)	(39)%	3,095	6,545	(3,450)	(53)%
Adjusted EBITDA	11,618	9,968	1,650	17%	34,942	18,343	16,599	90%
Adjusted EBITDA margin	28%	28%	—	—	38%	28%	—	—

nm: not meaningful

[1]	Prior year figures are derived from restated financial statements. Refer to the Q2 2024 interim financial statements Note 3d - Basis of Presentation and Material Accounting Policy Information - Restatement.

[2]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to the Q2 2024 interim financial statements Note 23b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund).

Bitfarms Ltd. Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Gross loss	(11,275)	(6,040)	(5,235)	87%	(21,957)	(14,393)	(7,564)	53%
Non-Mining revenues (1)	(1,165)	(1,236)	71	(6)%	(2,059)	(2,078)	19	(1)%
Depreciation and amortization	57,337	20,528	36,809	179%	96,314	41,228	55,086	134%
Sales tax recovery - depreciation and amortization	(8,760)	—	(8,760)	(100)%	(8,760)	—	(8,760)	(100)%
Electrical components and salaries	873	1,075	(202)	(19)%	1,581	1,751	(170)	(10)%
Sales tax recovery - prior years - energy and infrastructure (2)	(16,366)	2,100	(18,466)	(879)%	(14,338)	4,017	(18,355)	(457)%
Other	6	(72)	78	nm	1,209	(227)	1,436	nm
Gross Mining profit	20,650	16,355	4,295	26%	51,990	30,298	21,692	72%
Gross Mining margin	51%	48%	—	—	58%	48%	—	—

nm: not meaningful

(1)	Non-Mining revenues reconciliation:

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Revenues	41,548	35,479	6,069	17%	91,865	65,529	26,336	40%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues	(40,383)	(34,243)	(6,140)	18%	(89,806)	(63,451)	(26,355)	42%
Non-Mining revenues	1,165	1,236	(71)	(6)%	2,059	2,078	(19)	(1)%

(2)	Sales tax recovery relating to energy and infrastructure expenses has been allocated to their respective periods; refer to Q2 2024 interim financial statements Note 23b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund).

Bitfarms Ltd. Calculation of Direct Cost and Direct Cost per BTC

	Three months ended March 31,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Cost of revenues	52,823	41,519	11,304	27%	113,822	79,922	33,900	42%
Depreciation and amortization	(57,337)	(20,528)	(36,809)	179%	(96,314)	(41,228)	(55,086)	134%
Sales tax recovery - depreciation and amortization	8,760	—	8,760	100%	8,760	—	8,760	100%
Electrical components and salaries	(873)	(1,075)	202	(19)%	(1,581)	(1,751)	170	(10)%
Infrastructure	(922)	(761)	(161)	21%	(2,896)	(1,702)	(1,194)	70%
Sales tax recovery - prior years - energy and infrastructure (1)	16,366	(2,100)	18,466	(879)%	14,338	(4,017)	18,355	(457)%
Other	—	82	(82)	(100)%	—	82	(82)	(100)%
Direct Cost	18,817	17,137	1,680	10%	36,129	31,306	4,823	15%
Quantity of BTC earned	614	1,223	(609)	(50)%	1,557	2,520	(963)	(38)%
Direct Cost per BTC (in U.S. dollars)	30,600	14,000	16,600	119%	23,200	12,400	10,800	87%

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Bitfarms Ltd. Calculation of Total Cash Cost and Total Cost per BTC

	Three months ended March 31,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Cost of revenues	52,823	41,519	11,304	27%	113,822	79,922	33,900	42%
General and administrative expenses	12,402	9,155	3,247	35%	25,598	17,515	8,083	46%
	65,225	50,674	14,551	29%	139,420	97,437	41,983	43%
Depreciation and amortization	(57,337)	(20,528)	(36,809)	179%	(96,314)	(41,228)	(55,086)	134%
Sales tax recovery - depreciation and amortization	8,760	—	8,760	100%	8,760	—	8,760	100%
Electrical components and salaries	(873)	(1,075)	202	(19)%	(1,581)	(1,751)	170	(10)%
Share-based payment	(1,675)	(2,462)	787	(32)%	(4,769)	(4,998)	229	(5)%
Service fees not associated with ongoing operations	(3,096)	—	(3,096)	100%	(3,096)	—	(3,096)	100%
Sales tax recovery - prior years - energy and infrastructure and general and administrative expenses (1)	18,468	(2,333)	20,801	nm	16,081	(4,430)	20,511	nm
Other	(415)	63	(478)	(759)%	(3,159)	308	(3,467)	nm
Total Cash Cost	29,057	24,339	4,718	19%	55,342	45,338	10,004	22%
Quantity of BTC earned	614	1,223	(609)	(50)%	1,557	2,520	(963)	(38)%
Total Cash Cost per BTC (in U.S. dollars)	47,300	19,900	27,400	138%	35,500	18,000	17,500	97%

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[1]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Q2 2024 interim financial statements Note 23b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund).